

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

March 22, 2007

Mr. Edmund P. Segner, III
Senior Executive Vice President and Chief of Staff
EOG Resources, Inc.
333 Clay Street, Suite 4200
Houston, Texas 77002-7361

   **Re: EOG Resources, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2006
    Filed February 28, 2007
    File No. 001-9743**

Dear Mr. Segner:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       April Sifford
       Branch Chief